[NEUROMETRIX LETTERHEAD]

May 1, 2008

Mr. Gary L. Gregory

31 Deerfield Road

Sherborn, MA  01770

Dear Gary:

This letter confirms your separation from employment with NeuroMetrix, Inc. (the “Company”).

This letter also proposes an agreement between you and the Company.

Your employment with the Company shall terminate effective May 31, 2008.  Until May 31, 2008, the Company shall pay and provide you any compensation and benefits to which you are entitled under the terms of the Employment Agreement (as defined below), the Plans and the Award Agreements (as those terms are defined below) and any applicable Company plans, programs, policies and procedures through that date.  In addition, the Company shall pay you for all accrued but unused vacation time through the date of termination of your employment. The Company shall also provide you with the right to continue group medical and dental insurance coverage after the termination of your employment under the law known as “COBRA.”  The terms for that opportunity will be set forth in a separate written notice.  The termination of other benefits will be addressed in separate correspondence.  Basically, your eligibility to participate in any other employee benefit plans and programs of the Company ceases on or after the termination of your employment in accordance with applicable benefit plan or program terms and practices.  The Company shall also reimburse you for any outstanding, reasonable business expenses that you have incurred on the Company’s behalf through the termination of your employment, after the Company’s timely receipt of appropriate documentation pursuant to the Company’s business expense reimbursement policy.  The payments and other terms set forth above will not be affected by whether or not you agree to the terms set forth below.

As you know, the Employment Agreement that you entered into with the Company on or about June 19, 2002 (the “Employment Agreement”), provides that, upon your termination for any reason other than willful misconduct, you will be eligible to receive certain benefits subject to your execution of a release agreement with the Company.  The remainder of this letter constitutes that release agreement (this “Agreement”) between you and the Company, which offers those severance payments and benefits set forth in the Employment Agreement in addition to certain additional payments.  If you agree to the terms of this Agreement, you acknowledge that you are entering into this Agreement voluntarily.  With those understandings, you and the Company agree as follows:

1.                                       Termination of Employment

This confirms that your employment and position with the Company as its Chief Operating Officer will terminate effective May 31, 2008 (the “Termination Date”).  You further confirm that you have resigned from any and all other positions that you hold with the Company as an officer, director or otherwise effective on the Termination Date.  You further confirm that you have resigned from any and all positions that you hold with any affiliate of the Company, including, without limitation, any employee benefit plan, effective on the Termination Date.

2.                                       Severance Benefits

(a)                                  Severance Pay.  The Company shall pay you severance pay (“Severance Pay”) consisting of the following:

(i)                                     (A) salary continuation at your final base salary rate of $22,670 per month, and (B) continuation of your car allowance payment of $600 per month, for the nine-month period from the date immediately following the Termination Date to and including February 28, 2009 (the “Severance Pay Period”).  The Company shall make these payments to you on its regular payroll dates applicable to your position with the Company, provided that the Company is not obligated to include you on the payroll before this Agreement becomes effective.  If the Company does not make one or more payments of Severance Pay on a regular payroll date because this Agreement has not yet become effective, the Company shall make all such payments by the first payroll date after this Agreement becomes effective in accordance with Section 21; and

(ii)                                  A lump sum payment equal to $69,810.  This lump sum payment shall be made to you no later than five (5) business days after the later of the Termination Date and the Effective Date of this Agreement, as that term is defined in Section 21.

(b)                                 Health Benefits.  Your rights and obligations under COBRA are explained in a separate letter to you describing your medical and dental insurance continuation rights under COBRA.  To continue your medical and dental insurance coverage, you must elect COBRA continuation coverage.  If you elect COBRA continuation coverage and provided that you and your beneficiaries remain eligible for COBRA continuation coverage, the Company shall continue to pay for medical and dental insurance premiums for coverage of you and your beneficiaries to the same extent as if you had remained employed to the end of the Severance Pay Period.  You will be responsible for the remaining portion of such coverage as if you remained employed.  You hereby authorize the deduction of the portion for which you are responsible from your Severance Pay.  If you elect COBRA continuation coverage, you may continue coverage for yourself and any beneficiaries after the end of the Severance Pay Period at your own expense for the remainder of the COBRA period, to the extent you and they remain eligible.

3.                                       Stock Options

All options that you hold to purchase shares of the Company’s common stock pursuant to the NeuroMetrix, Inc. Amended and Restated 2004 Stock Option and Incentive Plan or Amended and Restated 1998 Equity Incentive Plan, in each case, as amended, or any predecessor plan (collectively, the “Plans”) that are not vested as of your Termination Date shall lapse on that date and will not be exercisable, except that 17,500 shares of the option granted to you on or about April 1, 2008 and 3,907 shares of the option granted to you on or about June 21, 2004 shall immediately vest upon the later of the Termination Date and the Effective Date.

Additionally, subject to the effectiveness of this Agreement, you will be entitled to exercise any or all of the vested portion of the stock option granted to you on April 1, 2008 at any time on or before the first anniversary of the Termination Date.  You acknowledge that, assuming this Agreement becomes effective, the chart attached as Exhibit A contains a complete listing of all outstanding stock options that will have vested on or prior to the Termination Date in accordance with the terms of such stock options under the Plans and under the existing award agreements between the Company and you relating to such stock options (collectively, the “Award Agreements”), as modified by this Agreement.  You also agree that, assuming this Agreement becomes effective, all outstanding equity awards made by the Company to you that are not listed as vested on Exhibit A are forfeited as of the Termination Date and that the vested stock options will expire on the dates set forth in Exhibit A if they are not exercised on or before such dates, notwithstanding anything to the contrary contained in the Plans or the Award Agreements.  Except as otherwise agreed herein, the exercise of any vested stock options shall continue to be subject to the existing terms of the Plans and the Award Agreements.

4.                                       Tax Treatment

The Company shall undertake to make deductions, withholdings and tax reports with respect to payments and benefits under this Agreement to the extent that it reasonably and in good faith determines that it is required to make such deductions, withholdings and tax reports.  Payments under this Agreement shall be in amounts net of any such deductions or withholdings.  Nothing in this Agreement shall be construed to require the Company to make any payments to compensate you for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.

5.                                       Return of Property

You agree that, on the Termination Date, you will, to the best of your knowledge, return to the Company all Company property, including, without limitation, computer equipment, software, keys and access cards, credit cards, files and any documents (including computerized data and any copies made of any computerized data or software) containing information concerning the Company, its business or its business relationships (in the latter two cases, actual or prospective). You also commit to deleting and finally purging any duplicates of files or documents that may contain Company information from any computer or other device that remains your property after the Termination Date.  In the event that you discover that you continue to retain any such property, you shall return it to the Company immediately.

6.                                       Re-affirmation of Confidentiality and Non-Compete Agreement

You acknowledge that you and the Company entered into a Confidentiality & Non-Compete Agreement on or about June 30, 2002 (the “Confidentiality & Non-Competition Agreement”), a copy of which is attached at Exhibit B.  You reaffirm the commitments made by you to the Company in the Confidentiality & Non-Competition Agreement and acknowledge that it remains in full force and effect notwithstanding any changes in your duties, job title or compensation that have occurred since you and the Company first entered into the Confidentiality & Non-Competition Agreement.  You further understand and agree that the Confidentiality and Non-Competition Agreement contains certain provisions that survive the termination of your employment, specifically Section 1 (Confidential Information), Section 2 (Work Product), Section 3 (Returning of Company Property) and Section 5 (Covenant Against Competition).  You acknowledge that you will abide by these provisions.

7.                                       Release of Claims

In consideration for, among other terms, the payments and benefits described in Sections 2 and 3, to which you acknowledge you would otherwise not be entitled, you voluntarily release and forever discharge the Company, its affiliated and related entities, its and their respective predecessors, successors and assigns, its and their respective employee benefit plans and fiduciaries of such plans, and the current and former officers, directors, shareholders, employees, attorneys, accountants and agents of each of the foregoing in their official and personal capacities (collectively referred to as the “Releasees”) generally from all claims, demands, debts, damages and liabilities of every name and nature, known or unknown (“Claims”) that, as of the date when you sign this Agreement, you have, ever had, now claim to have or ever claimed to have had against any or all of the Releasees.  This release includes, without limitation, all Claims:

•	relating to your employment by and termination of employment with the Company;
•	of wrongful discharge;
•	of breach of contract, including, but not limited to the Employment Agreement;
•

of retaliation or discrimination under federal, state or local law (including, without limitation, Claims of age discrimination or retaliation under the Age Discrimination in Employment Act, Claims of disability discrimination or retaliation under the Americans with Disabilities Act, and Claims of discrimination or retaliation under Title VII of the Civil Rights Act of 1964);

•	under any other federal or state statute;
•	of defamation or other torts;
•	of violation of public policy;
•	for wages, bonuses, incentive compensation, stock, stock options, vacation pay or any other compensation or benefits; and
•	for damages or other remedies of any sort, including, without limitation, compensatory damages, punitive damages, injunctive relief and attorney’s fees;

provided, however, that this release shall not affect (i) your vested rights under the Company’s Section 401(k) plan and under the Plans and the Award Agreements, as modified by Section 3 herein, (ii) your rights as an officer or former officer of the Company to indemnification under existing law or the Company’s by-laws, (iii) your rights as an officer or former officer of the Company under Article V of the Company’s by-laws, (iv) any claim for coverage under any applicable directors’ and officers’ liability insurance policy or policies, (v) any claim that cannot be waived under applicable law, (vi) any rights that you have solely as a stockholder of the Company, or (vii) your rights under this Agreement.

You agree that you shall not seek or accept damages of any nature, other equitable or legal remedies for your own benefit, attorney’s fees, or costs from any of the Releasees with respect to any Claim released by this Agreement.  As a material inducement to the Company to enter into this Agreement, you represent that you have not assigned to any third party and you have not filed with any agency or court any Claim released by this Agreement.

8.                                       Nondisparagement

You agree not to make any disparaging statements concerning the Company or any of its affiliates or current or former officers, directors, shareholders, employees or agents.  You further agree that you shall not voluntarily provide information to or otherwise cooperate with any individual or entity that is contemplating or pursuing litigation against any of the Releasees, or that is undertaking any investigation or review of any of the Releasees’ activities or practices; provided, however, that you may participate in or otherwise assist in any investigation or inquiry conducted by the EEOC, the Massachusetts Commission Against Discrimination, the United States Department of Justice or any other federal or state law enforcement agency.  The Company also agrees that it will not instruct or encourage any of its employees, officers, directors or shareholders to make any disparaging statements concerning you.  These nondisparagement obligations also shall not in any way affect any obligation to testify or to otherwise respond truthfully in any legal proceeding, investigation or inquiry or to comply with requirements to make accurate disclosures.  These obligations also shall not prohibit you from pursuing any Claim that you may have against the Releasees that you are not releasing pursuant to Section 7 above.

9.                                       Communications Concerning Your Separation

If asked about the circumstances of your separation of employment with the Company, you, the Company and any representatives of the Company who are aware of the existence and terms of this Agreement shall state that you resigned and shall not make any further comment about your employment separation, other than any comment that is consistent with the public statements of the Company about the separation and any comment that has otherwise already been authorized or approved by you and the Company; provided that this shall not prohibit you or the Company, or any of its representatives, from testifying truthfully in any legal proceeding, providing truthful information in response to a request from a governmental agency, or providing truthful information in response to a request for information in connection with your application for employment with another employer.

10.                                 [Intentionally omitted]

11.                                 Future Cooperation

You agree to cooperate reasonably with the Company and all of its affiliates (including its and their outside counsel) in connection with the contemplation, prosecution and defense of all phases of existing, past and future litigation about which the Company reasonably believes you may have knowledge or information.  For that purpose, you further agree to make yourself available at mutually convenient times during and outside of regular business hours as reasonably deemed necessary by the Company’s counsel.  The Company shall not utilize this Section 11 to require you to make yourself available to an extent that would unreasonably interfere with other employment, consulting or non-profit-organization responsibilities that you may have.  You agree to appear without the necessity of a subpoena to testify truthfully in any legal proceedings in which the Company calls you as a witness.  The Company shall also reimburse you for any pre-approved reasonable business travel expenses that you incur on the Company’s behalf as a result of your litigation cooperation services, after receipt of appropriate documentation consistent with the Company’s business expense reimbursement policy.  Notwithstanding the foregoing, nothing herein shall require you to make yourself available to the Company or its affiliates (including its and their outside counsel) with respect to a matter if you have been criminally indicted with respect to such matter.  Additionally, nothing in this Section shall require you to waive your attorney-client privilege or other evidentiary privilege with respect to any matter.

12.                                 Suspension or Termination of Payments

In the event that you fail to materially comply with any of your obligations under this Agreement, in addition to any other legal or equitable remedies it may have for such breach the Company shall have the right to terminate or suspend its payments to you under this Agreement.  The termination or suspension of such payments in the event of such breach by you will not affect your continuing obligations under this Agreement.  Notwithstanding the foregoing, this provision shall not apply to the extent that your breach of this Agreement consists of initiating a legal action in which you contend that the release set forth in Section 7 is invalid, in whole or in part, due to the provisions of 29 U.S.C. §626(f).

13.                                 Legal Representation

This Agreement is a legally binding document and your signature will commit you to its terms.  You acknowledge that you have been advised to discuss all aspects of this Agreement with your attorney, that you have in fact retained a personal attorney who has reviewed this Agreement and represented you concerning it, that you have carefully read and fully understand all of the provisions of this Agreement and that you are voluntarily entering into this Agreement.

14.                                 Absence of Reliance

In signing this Agreement, you are not relying upon any promises or representations made by anyone at or on behalf of the Company other than as set forth or referred to in this Agreement.

15.                                 Arbitration of Disputes.

Any controversy or claim arising out of your employment, the termination of that employment (including, without limitation, any claims of unlawful employment discrimination whether based on age or otherwise) or relating to this Agreement or the breach thereof shall, to the fullest extent permitted by law, be settled by arbitration in any forum and form agreed upon by the parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association (“AAA”) in Boston, Massachusetts in accordance with the Employment Dispute Resolution Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators.  In the event that any person or entity other than you or the Company may be a party with regard to any such controversy or claim, such controversy or claim shall be submitted to arbitration subject to such other person or entity’s agreement.  Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.  This Section 15 shall be specifically enforceable. Notwithstanding the foregoing, this Section 15 shall not preclude either party from pursuing a court action in the state or federal courts of Massachusetts for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate, including but not limited to enforcement of the Company’s rights pursuant to Section 6 of this Agreement; provided that any other relief shall be pursued through an arbitration proceeding pursuant to this Section 15.

16.                                 Enforceability

If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court or arbitrator of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

17.                                 Waiver

No waiver of any provision of this Agreement shall be effective unless made in writing and signed by the waiving party.  The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

18.                                 Injunctive Relief

Notwithstanding any provisions contained in Section 15 of this Agreement, you agree that it would be difficult to measure any harm caused to the Company that might result from any breach by you of your promises set forth in Sections 5, 6, 7, 8, 9 or 11 and the Company agrees that it would be difficult to measure any harm caused to you that might result from any breach by the Company of its promises in Sections 8, 9 or 11 and that in any event (in either case) money damages would be an inadequate remedy for any such breach.  Accordingly, you agree that if you breach, or propose to breach, any portion of your obligations under Sections 5, 6, 7, 8, 9 or 11, the Company shall be entitled, in addition to all other remedies it may have, to an injunction or other appropriate equitable relief to restrain any such breach, without showing or proving any actual damage to the Company and without the necessity of posting a bond; and the Company agrees that if it breaches, or proposes to breach, any portion of its obligations under Section 8, 9 or 11, you shall be entitled, in addition to all other remedies you may have, to an injunction or other appropriate equitable relief to restrain any such breach, without showing or proving any actual damage to you and without the necessity of posting a bond.  In the event that the Company prevails in any action to enforce Sections 5, 6, 7, 8, 9 or 11, then you also shall be liable to the Company for attorney’s fees and costs incurred by the Company in enforcing such provision(s).  In the event that you prevail in any action to enforce Sections 8, 9 or 11, then the Company also shall be liable to you for attorney’s fees and costs incurred by you in enforcing such provision(s).

19.                                 Governing Law; Interpretation

This Agreement shall be interpreted and enforced under the laws of the Commonwealth of Massachusetts, without regard to conflict of law principles.  In the event of any dispute, this Agreement is intended by the parties to be construed as a whole, to be interpreted in accordance with its fair meaning, and not to be construed strictly for or against either you or the Company or the “drafter” of all or any portion of this Agreement.

20.                                 Entire Agreement

This Agreement constitutes the entire agreement, and supersedes any previous agreements or understandings, between you and the Company except the Confidentiality and Non-Competition Agreement and any agreements under which you may continue to hold rights under the provisions of Section 7 hereof.

21.                                 Time for Consideration; Effective Date

You have the opportunity to consider this Agreement for twenty-one (21) days before signing it.  To accept this Agreement, you must return a signed original of this Agreement so that it is received by the undersigned at or before the expiration of this twenty-one (21) day period.  If you sign this Agreement within less than twenty-one (21) days of the date of its delivery to you, you acknowledge by signing this Agreement that such decision was entirely voluntary and that you had the opportunity to consider this Agreement for the entire twenty-one (21) day period.  For the period of seven (7) days from the date when this Agreement becomes fully executed, you have the right to revoke this Agreement by written notice to the undersigned.  For such a revocation to be effective, it must be delivered so that it is received by the undersigned at or before the expiration of the seven (7) day revocation period.  This Agreement shall not become effective or enforceable during the revocation period.  This Agreement shall become effective on the first business day following the expiration of the revocation period (the “Effective Date”).

22.                                 Counterparts

This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original, but all of which together shall constitute one and the same document.

[Remainder of page intentionally left blank]

Please indicate your agreement to the terms of this Agreement by signing and returning to me the original of this letter within the time period set forth above.

Very truly yours,

NEUROMETRIX, INC.

By:	/s/ Shai N. Gozani, M.D. Ph.D.	May 1, 2008
	Shai N. Gozani, M.D. Ph.D.	Date
Chief Executive Officer and President

Enclosures:	Exhibit A – Summary of Vested Stock Options
Exhibit B – Confidentiality and Non-Competition Agreement

You are advised to consult with an attorney before signing this Agreement. The foregoing is agreed to and accepted by:

/s/ Gary L. Gregory	May 1, 2008
Gary L. Gregory	Date